EXHIBIT 21.1

CELLECTAR BIOSCIENCES, INC.

LIST OF SUBSIDIARIES

Set forth below is a list of the subsidiaries of Cellectar Biosciences, Inc. as of December 31, 2024:

Subsidiary Name	Jurisdiction of Organization
Cellectar, Inc.	Wisconsin